Exhibit (d)(10)

13 June 2012

STRICTLY PRIVATE AND CONFIDENTIAL

To:

Rembrandt Holdings S.A.

Nachtwache Reserve GmbH

(“you” or the “Sellers” and together the “Group”)

Dear Sirs

We refer to our letter of April 10, 2012 followed by our letter dated April 25, 2012 relating to the acquisition of all of the issued and outstanding American Depositary Shares (“ADS”) in relation to the ordinary shares of Elster Group SE (the “Company”) or the ordinary shares of the Company (the “Shares” and, together with the ADS, the “Interests”), as the case may be, by way of a public cash tender offer (the “Tender Offer”). In consideration of us proceeding with our assessment of the Elster Group and thereby incurring significant costs and expenses in connection with the preparation of the Tender Offer and related debt and equity fundraising:

1.                                      Save as provided for otherwise in this letter, you represent to us that no member of your Group nor any of their respective directors, officers, duly authorised representatives, advisers, agents or employees is now directly or indirectly in discussion or negotiation with any person in connection with a Competing Elster Transaction nor is any such person under any obligation to enter into or implement a Competing Elster Transaction. This representation is deemed to be repeated on each day from the date of this letter until 6 July 2012 (the “Lock-Out Period”). We are aware of the fact that currently two specific third parties have expressed their interest in the Company and that discussions with such third parties may be entered into by the Company shortly.

2.                                      Except as otherwise provided for in paragraph 1, during the Lock-Out Period you may not, directly or indirectly:

2.1                               take any action that would constitute a breach of your obligations in paragraph 1;

2.2                               support, in your function as a shareholder of the Company, and always subject to fiduciary duties you may have as a shareholder, a sale of the whole or a material portion of the Company’s assets;

2.3                               support, in your function as a shareholder of the Company, and always subject to fiduciary duties you may have as a shareholder, any increase in the share capital of the Company or the issuance by the Company of additional Shares or ADSs to third parties;

2.4                               solicit, encourage, initiate, facilitate, enter into or be involved in any discussion or negotiation with any person in connection with any Competing Elster Transaction or otherwise seek to procure any Competing Elster Transaction;

2.5                               enter into an agreement or arrangement with any person in connection with a Competing Elster Transaction; or

2.6                               make available to any person any non-publicly available information relating to or in connection with a Competing Elster Transaction.

3.                                      You shall ensure that during the Lock-Out Period no member of your Group nor any of their respective directors, officers, duly authorised representatives, advisers, agents, partners, members, officers, directors or employees will — in their capacity as a director, officer, duly authorized representative, adviser, agent, partner, member, officer, director or employee of any of the Sellers — directly or indirectly do any of the prohibited acts described in paragraph 2 above. For the avoidance of doubt, this paragraph 3 shall not apply to acts undertaken by any of the afore-mentioned persons in their capacity as a member of the board of directors of the Company.

4.                                      We shall notify you promptly in writing in the event that we (a) are no longer interested in pursuing a Tender Offer; or (b) decide to pursue a Tender Offer at an offer price of less than US$20.50 per ADS and US$82.00 per Share (the “Tender Offer Price”). Accordingly, your obligations under paragraphs 1 to 3 (inclusive) shall terminate on the earlier of:

4.1                               the date upon which we notify you in writing or make a public announcement that we are no longer interested in pursuing a Tender Offer;

4.2                               the date on which we notify you in writing or make a public announcement that the offer price in relation to the Tender Offer shall be less than the Tender Offer Price;

4.3                               5.30 p.m. (CET) on 22 June 2012, except if by such date we have

(A)                               confirmed to Rembrandt Holdings S.A. and the Company in writing

(i)                                     that we have reviewed the diligence materials in relation to the Elster Group made available to us in the “Project Green” virtual data room hosted by Intralinks as at 5.30 p.m. (CET) on 19 June 2012 and have found no issues in the course of such exercise which would cause us to either not continue pursuing the Tender Offer or to reduce the Tender Offer Price, and

(ii)                                  that we, in principle, are still prepared to proceed with the Tender Offer at the Tender Offer Price, and

(B)                               provided you with those confirmations and assurances for the implementation of the Tender Offer you can reasonably expect to receive at that stage (including a conversation between you, ourselves and our financial advisor, J.P. Morgan (without any liability on the part of J.P. Morgan and acknowledging that the pre-marketing exercise will not have started at that time) to discuss the existence of any material impediment for us announcing the Tender Offer within the agreed time table (i.e. announcement on 6 July 2012), and such conversation not disclosing any such material impediment); or

4.4                               5.30 p.m. (CET) on 6 July 2012.

5.                                      Except in case a termination of the obligations under paragraphs 1 to 3 (inclusive) should have occurred (in accordance with paragraph 4 or otherwise), each of Rembrandt Holdings S.A. and Nachtwache Reserve GmbH agrees that it will, immediately prior to the public announcement of our intention to commence the Tender Offer, execute and deliver to Melrose an irrevocable undertaking substantially in the form set out in Appendix 1 hereto to tender all of their respective Interests into the Tender Offer at the Tender Offer Price.

6.                                      Melrose undertakes that, in the event that the Tender Offer is commenced, it shall contain only conditions no less favourable to you and the Company than those set out in Appendix 2 hereto.

7.                                      In consideration of the time and expense that Melrose has incurred and will continue to incur, and as an inducement to Melrose to pursue the proposed Tender Offer, you have agreed that you will pay to Melrose a break fee (the “Break Fee”) in the event that:

7.1                               Melrose launches a Tender Offer for all outstanding ADSs and Shares at a price not less than the Tender Offer Price; and

7.2                               before the expiration date of the Tender Offer, a public tender offer in respect of a Competing Elster Transaction is announced; and

7.3                               Melrose’s Tender Offer subsequently expires or is terminated without Melrose having accepted for payment validly tendered and not properly withdrawn ADSs and Shares; and

7.4                               the public tender offer referred to in paragraph 7.2 above or any subsequent public tender offer in respect of a Competing Elster Transaction announced before the expiration or termination of a previously announced Competing Elster Transaction (and within 12 months of the commencement of the Tender Offer)  is then accepted by the Sellers, and the Break Fee shall be payable in accordance with paragraph 7.5 below.

7.5                               The Break Fee shall cover all external fees, costs and expenses actually incurred by Melrose after 5 April 2012 and payable in connection with the Tender Offer and the associated debt and equity fund raising, notwithstanding the Tender Offer expiring, being terminated or being withdrawn, including for the avoidance of doubt without limitation all costs and expenses that Melrose has agreed to pay or reimburse to Elster (“Non Contingent Costs and Expenses”), subject to the Break Fee in no event exceeding a maximum amount of GBP fifty (£50) million (“Cap”). Melrose shall, before payment is made in accordance with paragraph 7.6 below, provide the Sellers with adequate evidence, including copies of the underlying agreements and invoices, as to these fees, costs and expenses. Melrose agrees that in the event its Non Contingent Costs and Expenses, once negotiated with all parties, is less than the Cap, Melrose will inform you and the Cap shall be reduced to the amount of the Non Contingent Costs and Expenses so negotiated.

7.6                               If the Break Fee becomes payable, then you shall pay the relevant amount to Melrose by no later than five business days after the date on which (i) the consideration for the tender of your Interests into the public tender offer referred to in paragraph 7.4 above has been credited to your bank account and (ii) evidence according to paragraph 7.5 above has been provided. Payment shall be made in immediately available funds (without any deduction or withholding and without regard to any lien, right of set-off, counter-claim or otherwise, except as required by law) to Melrose’s bank account as provided to you by Melrose in writing.

8.                                      You agree that damages would not be an adequate remedy for breach of this letter and that we are entitled to seek the remedies of injunction or specific performance for any threatened or actual breach of this letter. You shall be jointly and severally liable for your respective obligations and liabilities arising under this letter.

9.                                      The failure to exercise or delay in exercising a right or remedy provided by this letter or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this letter or by law prevents further exercise of the right or remedy or the exercise of another right or remedy. The rights and remedies in this letter are cumulative and not exclusive of rights or remedies provided by law.

10.                               Should a provision of this letter, or a provision later on included in this letter be or become invalid or null and void or inoperative as a whole or in part, or should a gap in this letter become evident, this does not affect the validity of the remaining provisions or parts thereof. The invalid or null and void or inoperative provision is replaced, or the gap shall be filled, as the case may be, with effect ex tunc by such valid regulation which in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this letter.

11.                               This letter is to be governed by, construed and enforced in accordance with the laws of the Federal Republic of Germany without giving effect to its conflict of laws principles or rules. All disputes arising in connection with this letter or its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration (DIS) without recourse to the ordinary courts of law, except that each party shall be entitled to apply for injunctive relief to the competent state courts in Frankfurt/Main. The place of arbitration is Frankfurt/Main. The number of arbitrators is three. The language of the arbitral proceedings is English.

12.                               In this letter:

“Competing Elster Transaction” means any enquiry, proposal or offer relating to, or that could reasonably be expected to lead to, a sale, transfer, assignment, pledge, mortgage, hypothecation, grant of options over, or other disposition of the Interests or any of them held directly or indirectly by Sellers or any other transaction in relation to any such Interests involving any third party.

“Elster Group” means the Company and its subsidiaries from time to time within the meaning of Sections 15 et seq. of the German Stock Corporation Act;

a reference to a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality), and a reference to an “advisor” only includes those members, partners, consultants or employees of the respective advisor which are acting for and on behalf of the Group (and only when acting in that capacity).

13.                               Please acknowledge your acceptance of the terms of this letter by signing and returning the enclosed copy of this letter to us.

Yours faithfully

/s/ David Roper
for and on behalf of
Melrose PLC

Agreed and accepted by:

/s/ Marc Strobel
for and on behalf of
Rembrandt Holdings S.A.

/s/ Marc Strobel
for and on behalf of
Nachtwache Reserve GmbH

Date: 14 June 2012

Appendix 1

Form of Irrevocable Undertaking

Appendix 2

Tender Offer Conditions

Notwithstanding any other provision of the Offer, [Bidder][Margaret] is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to [Bidder][Margaret]’s obligation to pay for or return tendered ADSs promptly after termination or expiration of the Offer), required to pay for any tendered ADSs or Shares if at any then-scheduled Expiration Time:

i.                  there shall not have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Time that number of ADSs or Shares that represents at least 75% of the total share capital of Elizabeth as of the Expiration Time (such condition, the “Minimum Condition”);

ii.               (a) The waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), shall not have expired or been earlier terminated (such condition, the “HSR Condition”), (b) approval from the European Commission shall have been denied, or not have been received and not have been deemed granted under Article 10(6) of Council Regulation (EC) No 139/2004 of the European Union (the “EUMR”), provided that if the European Commission has adopted a decision under Article 9 of the EUMR to refer the Offer in whole or in part to any competent authority of any Member State of the European Union or of the European Economic Area, all such competent authorities in each Member State of the European Union or of the European Economic Area to which the whole or part of the Offer has been referred shall not have approved the Offer, or applicable waiting periods in respect of the Offer shall not have expired or been earlier terminated, provided, further, that, for the avoidance of doubt, if only a part of the transactions contemplated by the Offer has been referred to a Member State of the European Union or of the European Economic Area, the European Commission shall not have approved that part of the Offer not so referred to a competent authority under Article 6(1)(b), 6(2), 8(1) or 8(2) of the EUMR, or shall not be deemed to have approved the Offer under Article 10(6) of the EUMR (such condition, the “EU Approval Condition”) and (c) [insert any other approvals] (such condition(s), together with the HSR Condition and the EU Approval Condition, the “Regulatory Conditions”);

iii.            any judgment, order, decree or law (in the United States, the United Kingdom or in the Federal Republic of Germany) shall have been entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition shall be in effect enjoining or otherwise preventing or delaying the making of the Offer, the acceptance for payment of any ADSs and Shares, Margaret’s [or Bidder’s] full rights of ownership and voting of the ADSs (including Ordinary Shares) or Margaret’s [or Bidder’s] ownership or operation of Elizabeth;

iv.           Elizabeth shall have breached or failed to perform in any material respect any of the obligations required to be performed by it under the Investment Agreement at or prior to the then-scheduled Expiration Time;

v.              any change or changes shall have occcured in Elizabeth’s or its subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects that has had or could reasonably be expected to have a material and adverse effect on Elizabeth or its subsidiaries, taken as a whole;

vi.           any of the following shall have occured: (a) any general suspension or limitation of trading in securities or currencies on any securities or currencies exchange or in the over-the-counter market in the United States, Germany or the United Kingdom, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Germany or the United Kingdom, whether or not mandatory, or (c) any material limitation by any governmental, regulatory or administrative authority, that could materially affect the extension of credit by lending institutions in the United States, Germany or the United Kingdom;

vii.        Margaret’s shareholders shall not have approved (a) the acquisition of Elizabeth by Margaret for purposes of the United Kingdom stock exchange listing rules and (b) the creation and authorization of the issuance of ordinary shares of Margaret for purposes of Margaret’s rights issue in the United Kingdom, at a Margaret shareholder meeting to be called for such purposes (such conditions, collectively, the “Margaret Shareholder Approval Condition”);

viii.     the UK Rights Issue has not been admitted to listing by the FSA (in its capacity as the UKLA) on the premium segment of the Official List and by the London Stock Exchange to trading nil paid on the main market of the London Stock Exchange (such condition, the “Rights Issue Listing Condition”); or

ix.           the Investment Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Margaret [and Bidder] and may be asserted by Margaret [or Bidder] regardless of the circumstances giving rise to any such conditions and may be waived by Margaret [or Bidder] in whole or in part at any time and from time to time in its sole discretion, subject to applicable law. Unless otherwise determined by Margaret, any ADSs subject to notices of guaranteed delivery will be deemed not to be validly tendered for purposes of satisfying the Minimum Condition unless and until the ADSs (including ADRs, if applicable) underlying such notices of guaranteed delivery are properly delivered to the ADS Tender Agent as described in this Offer to Purchase.  Any reference in the conditions to the Offer being satisfied will be deemed to be satisfied if such condition is waived. The failure by Margaret [or Bidder] at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right may be deemed an ongoing right that may be asserted at any time and from time to time. Each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.